

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 1, 2016

Via E-mail
Craig M. Dwight
Chairman and Chief Executive Officer
Horizon Bancorp
515 Franklin Square
Michigan City, IN 46360

      Re: **Horizon Bancorp**
                 Registration Statement on Form S-4
                 Filed March 16, 2016
                 File No. 333-210244

Dear Mr. Dwight:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose that the merger is subject to a floor price as set forth on page 53 of your "Termination" disclosure. In addition, please also disclose that if the price falls below the floor and KFI elects to exercise its termination rights, Horizon may prevent termination by increasing the exchange ratio pursuant to a formula set forth in the Merger Agreement. Please add footnote disclosure to the calculation of the registration fee table to the extent that additional stock consideration may be issued to accommodate the increase in the exchange ratio, noting that Horizon will file a registration statement to cover the issuance of the additional shares of Horizon common stock. For guidance, please refer to Securities Act Rule 413 and Securities Act Rules Compliance and Disclosure Interpretation 610.01.

Risk Factors

KFI's shareholders who receive the stock consideration will have a reduced ownership and voting interest after the merger and will exercise less influence over management, page 15

2.   In light of your agreement to acquire La Porte Bancorp, Inc., which you disclose under "Recent Developments of Horizon" heading on page 12, please discuss whether the LaPorte acquisition will be further dilutive to the KFI shareholders, as well as disclose the anticipated ownership percentage of the combined company by current KFI shareholders, assuming the completion of your merger with LaPorte.

The Merger

Certain Financial Projections Utilized by the KFI Board of Directors and KFI's Financial Advisors, page 36

3.   We note disclosure in the penultimate paragraph on page 37 stating that the unaudited prospective financial information has not been included "to influence your decision whether to vote for the merger … but is being provided *solely* because it was made available to the parties and KFI's financial advisors…" [emphasis added] We note similar disclosure at the end of the first paragraph of your disclosure under this heading. Please remove or revise these disclaimers so they do not constitute undue limitations on reliance.

Exhibit Index

Exhibit 5.1

4.   Please have counsel delete the limitation on reliance as to a person in the final sentence of its opinion. Please refer to Section II.B.3.d. of Staff Legal Bulletin No. 19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: David P. Hooper, Esq.